UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOMENTOUS ENTERTAINMENT GROUP, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

60878D 104

(CUSIP Number)

John Pepe

P.O. 861

Sugar Land, Texas 77487-0861

 Telephone: (800) 314-8912

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John Pepe

| 2 |	Check the Appropriate Box if a Member of a Group	(a) .
(b) .

| 3 |	SEC Use Only

| 4 |	Source of Funds
PF, OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	.

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
20,250,000 Shares of Common Stock.

Number of Shares	| 8 | Shared Voting Power
Beneficially	-0-
Owned by Each
Reporting	| 9 | Sole Dispositive Power
Person With	20,250,000 Shares of Common Stock.

| 10 | Shared Dispositive Power
-0-

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
20,250,000 Shares of Common Stock.

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
Not applicable.

| 13 |	Percent of Class Represented by Amount in Row (11)
28.75% of the Company’s outstanding Common Stock.

| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Momentous Entertainment Group, Inc. (the “Company”).  The principal executive offices of the Company are located at P.O. Box 861, Sugar Land, Texas 77487-0861.

Item 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by John Pepe (the “Reporting Person”).  Mr. Pepe’s business address is P.O. Box 861, Sugar Land, Texas 77487-0861.  Mr. Pepe is the Chief Operations Officer/Secretary of the Company, which is an entertainment company focused on creating, producing and distributing quality content across various media channels by utilizing direct response media marketing.

(d)-(e)  During the last five years, Mr. Pepe: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Pepe is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On February 27, 2014, the Reporting Person acquired an aggregate of 18,750,000 shares (the "Shares") of Common Stock of the Company as payment for services as the COO of the Company.  On December 2, 2014, the Reporting Person received 1,500,000 additional shares in connection with the conversion of $15,000 in debt owed to the Reporting Person by the Company.

Item 4. Purpose of Transaction

Mr. Pepe acquired the securities for investment purposes.  In the future, depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Pepe may purchase additional securities of the Company or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Mr. Pepe does not currently have any plans or proposals which relate to or would result in the following described:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Pepe does not have any plans or proposals which relate to or result in:

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (j), above.

Item 5. Interest in Securities of the Issuer

(a)

As of the date of this report, the Reporting Person beneficially owns 20,250,000 shares of the Company's Common Stock representing 28.75% of the 70,515,450 shares of the Company's issued and outstanding capital stock.

(b)

The number of shares as to which the Reporting Person has:

   Sole power to vote or direct the vote:    20,250,000 Common Shares

   Shared power to vote or direct the vote:     -0-

   Sole power to dispose or direct the disposition: 20,250,000 Common Shares

   Shared power to dispose or direct the disposition:   -0-

(c)	See Item 3, above.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Pepe.

(e)	N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2015

By: /s/ John Pepe

           John Pepe